

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
Paul Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

Re: Flagstar Bancorp, Inc.
Form 10-K for the period ended December 31, 2013
Filed March 5, 2014
Form 10-Q for the period ended March 31, 2014
Filed May 9, 2014
Form 10-Q for the period ended June 30, 2014
Filed July 29, 2014
File No. 001-16577

Dear Mr. Borja:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2013 Form 10-K

Management's Discussion and Analysis

Provision (Benefit) for Federal Income Taxes, page 79

1. We note your disclosure related to the reversal of your deferred tax asset allowance. In determining the need for a valuation allowance, and considering the guidance in paragraphs 21 – 23 of ASC 740-10-30, please provide us with the following information to support the realizability of the net deferred tax asset at December 31, 2013.

a. You disclose that you adjusted historical losses for items that you believe are not indicative of your ability to generate taxable income in future years and that you reflect adjusted cumulative income after applying those items. Please provide us your analysis of cumulative recent losses that you relied upon in your assessment. If not included in your analysis, please provide a reconciliation of your 2013, 2012 and 2011 US GAAP income and clearly explain each significant adjustment. Also, provide us any accounting guidance which you believe supports adjusting historical losses when assessing cumulative losses in recent years.

b. Please provide us an analysis comparing actual income versus forecasted taxable income or US GAAP income for the fiscal years ended December 31, 2013, 2012 and 2011 and for the most recent periods in 2014. Please explain the reasons for any significant differences.

c. You disclose that your forecasts projected complete realization of your deferred tax asset even under stressed scenarios. Please provide us your detailed forecast including the stressed scenarios and:

   i. identify the most significant inputs and assumptions,
   ii. provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
   iii. provide specific evidence which supports the inputs and assumptions, and
   iv. if not included in your forecast, provide a schedule detailing the generation of approximately $1.1 billion in pre-tax income over the next 20 years which you disclose is needed to realize your deferred tax asset.

March 31, 2014 Form 10-Q

Management's Discussion and Analysis

Other Noninterest Income, page 68

2. You disclose you recorded a loss of $21.1 million due to an adjustment to the originally recorded fair value of performing repurchased loans primarily caused by liquidity risk. Please provide us all the facts and circumstances related to this adjustment including the dates the loans were purchased and how liquidity risk was initially assessed. Also, please tell us how the loans are accounted for (e.g. held for sale, FVO, etc.), tell us how you considered what level in the valuation hierarchy was appropriate, and if you account for them using the fair value option please tell us where they are presented in the table on page 26.

June 30, 2014 Form 10-Q

Financial Statements

Note 3 – Fair Value Measurements – Fair Value Measurements Using Significant Unobservable Inputs, page 17

3. Please revise the level 3 fair value roll forward in future filings to present the change in the fair value of the DOJ litigation settlement in the "Total Unrealized Gains/(Losses)" column or tell us why you believe the fair value changes are realized gains/(losses).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Operations, page 62

4. We note that the fair value of the DOJ litigation settlement decreased from $94 million at March 31, 2014 to $78 million at June 30, 2014 which resulted in $16 million being recognized in earnings which represents 43% of your pre-tax quarterly income. We also note your disclosure that the fair value of the liability decreased principally from updating the related payment schedule within the schedule agreement.

   a. Please tell us how often you update the payment schedule. If you do not update it quarterly, please tell us why and provide an analysis of the impact on historical earnings if you updated it quarterly.

   b. Please tell us and revise future filings to better explain the underlying factors that result in significant changes to assumptions in the fair value measurement. Specifically explain how the payment schedule was changed (e.g. - were estimated payments moved to later dates, etc.) and the underlying factors that drove the changes in the payment schedule.

   c. Please revise future filings to clearly disclose the undiscounted amount of your estimated DOJ liability. If the amount has changed from $118 million, please explain why.

Summary of Operations, Provision for Loan Losses, page 69

5. We note your disclosure related to the lengthening of the loss emergence period. Please provide us your analysis describing in detail the specific facts and circumstances that led you to conclude that the average loss emergence period had lengthened. Also, tell us and disclose in future filings the amount of the increase in the allowance for loan loss that is attributed to the increase in loss emergence period.

Allowance for Loan Losses, page 97

6. We note that your allowance for loan losses increased $99 million from December 31, 2013 to June 30, 2014. You disclose that the allowance for loan losses increased $51.2 million from December 31, 2013 to June 30, 2014 due to reset risk and the lengthening of the loss emergence period. Please tell us in detail and revise future filings to more comprehensively explain the reasons for the remaining increase in the allowance for loan losses. Specifically discuss how changes and trends in the underlying credit risk of loans collectively evaluated impacted your allowance for these loans.

Form 8-K Filed on August 26, 2014

7. We note your disclosure regarding the Civil Investigation Demands of the CFPB and your settlement discussions. Please ensure that you provide appropriate disclosure in your future filings in accordance with ASC 450 and Item 103 of Regulation S-K. Please provide us with your proposed disclosure, if appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant